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                     [BURLINGTON NORTHERN INC. LOGO NEWS]

Contact:        Richard Russack                         FOR IMMEDIATE RELEASE
                (817) 333-6116



       BURLINGTON NORTHERN COMPLETES SYNDICATION OF FINANCING COMMITMENT
                 FOR JOINT TENDER OFFER WITH SANTA FE PACIFIC



        FORT WORTH, Texas, January 26, 1995 -- Burlington Northern Inc. (BN) today announced that Chemical Bank and its affiliate Texas Commerce Bank National Association have completed the syndication of commitments for a $500 million, senior unsecured credit facility to finance BN's purchase of 25 million shares of common stock of Santa Fe Pacific Corporation (Santa Fe) and anticipates completion of formal documentation, shortly. Chemical Securities Inc. is serving as advisor, arranger and syndication agent to BN, and Texas Commerce Bank National Association is serving as administrative agent for the credit facility.

        As part of their agreement to merge, BN and Santa Fe have made a joint tender offer to purchase 63 million shares of Santa Fe common stock for $20.00 per share in cash. The tender offer was announced on December 18, 1994, and is scheduled to expire at midnight, February 8, unless extended. The offer is conditioned on, among other things, approval of the merger agreement by both companies' shareholders at special meetings scheduled for February 7. The tender offer is being made only by an offer to purchase and other offering documents, copies of which have been filed with the Securities and Exchange Commission.

        Burlington Northern Inc. (NYSE:BNI) is the parent company of Burlington Northern Railroad, one of the world's leading providers of transportation and logistics services, and operator of the longest rail system in North America, with more than 23,000 miles of track reaching across 25 states and two Canadian provinces.